UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 20, 2015

Commission file number 001-32953

ATLAS ENERGY, L.P.

(Exact name of registrant as specified in its charter)

Delaware	43-2094238
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Park Place Corporate Center One

1000 Commerce Drive, Suite 400

Pittsburgh, PA 15275

(Address of principal executive offices) (Zip code)

Registrant’s telephone number, including area code: (412) 489-0006

(Former name or former address, if changed since last report)

Check the appropriate box if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (127 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (27 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (27 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Resignation of Directors

Each of Carlton M. Arrendell, Mark C. Biderman, Edward E. Cohen, Dennis A. Holtz, Walter C. Jones, Jeffrey F. Kupfer and Ellen F. Warren resigned from the Board of Directors (the “Board”) of the general partner of Atlas Energy, L.P. (“Atlas Energy”), effective at and conditioned upon the effective time of the planned merger (the “ATLS Merger”) of Atlas Energy with a subsidiary of Targa Resources Corp. (“TRC”) pursuant to that certain Agreement and Plan of Merger, dated as of October 13, 2014, by and among TRC, Trident GP Merger Sub LLC, Atlas Energy and the general partner of Atlas Energy (the “ATLS Merger Agreement”).

Item 5.07	Submission of Matters to a Vote of Security Holders.

On February 20, 2015, Atlas Energy held a Special Meeting of Unitholders (the “Special Meeting”). At the Special Meeting, Atlas Energy’s unitholders were requested to consider and vote upon: (1) a proposal to approve and adopt the ATLS Merger Agreement and approve the ATLS Merger (the “ATLS Merger Proposal”); and (2) a proposal to approve, on an advisory, non-binding basis, the compensation payments that will or may be paid by Atlas Energy to its named executive officers in connection with the ATLS Merger (the “ATLS Compensation Proposal”).

The following are the final voting results on proposals considered and voted upon at the Special Meeting. These final voting results replace the preliminary results announced by Atlas Energy on February 20, 2015. As of January 22, 2015, the record date for the Special Meeting, there were 51,996,580 Atlas Energy common units outstanding.

1.	The ATLS Merger Proposal was approved by the following vote:

VOTES FOR	VOTES AGAINST	VOTES ABSTAINED	BROKER NON- VOTES
27,474,503	157,189	39,609	0

2.	The ATLS Compensation Proposal was approved by the following vote:

VOTES FOR	VOTES AGAINST	VOTES ABSTAINED	BROKER NON- VOTES
19,114,983	7,780,602	775,716	0

Also on February 20, 2015, Atlas Pipeline Partners, L.P. (NYSE: APL) (“APL”) held a special meeting of its unitholders to consider and vote upon matters related to the Agreement and Plan of Merger, dated as of October 13, 2014, by and among TRC, Targa Resources Partners LP (NYSE: NGLS) (“TRP”), the general partner of TRP, Trident MLP Merger Sub, LLC, Atlas Energy, APL and the general partner of APL (the “APL Merger Agreement”) and approve the merger of APL with a subsidiary of TRP, as contemplated by the APL Merger Agreement (the “APL Merger”), and TRC held a special meeting of its stockholders to approve the issuance of shares of TRC common stock in the ATLS Merger, as contemplated by the ATLS Merger Agreement.

Each of APL and TRC has filed or will file a Current Report on Form 8-K that contains the final voting results from the APL and TRC special meetings, respectively. The final voting results contained in these Forms 8-K will replace the preliminary results of the APL and TRC meetings announced by Atlas Energy on February 20, 2015.

Item 8.01	Other Items.

On February 23, 2015, the Board determined that the effective time of the distribution (the “Distribution”) to the Atlas Energy unitholders of 100% of the common units representing limited liability company interests in Atlas Energy Group, LLC, a wholly owned subsidiary of ATLS that will hold ATLS’s assets and liabilities other than those related to its midstream business (“AEG”), will be after the close of business on February 27, 2015, which is immediately prior to the expected consummation of the ATLS Merger. As previously disclosed, the Distribution is expected to be effective in conjunction with the ATLS Merger and the proposed merger of Atlas Pipeline Partners, L.P. (NYSE: APL) (“APL”) with Targa Resources Partners LP (NYSE: NGLS) (“TRP”). The Distribution is subject to the satisfaction or waiver of the conditions to these mergers, and other customary closing conditions, which are described in more detail in AEG’s information statement, dated February 9, 2015 (the “Information Statement”), which is included as Exhibit 99.2 to Atlas Energy’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 10, 2015.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained herein are “forward-looking statements” that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements that involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Readers are cautioned that any forward-looking information is not a guarantee of future performance. Risks and uncertainties related to the proposed transaction include, among others: the risk that the other conditions to the closing of the mergers are not satisfied; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the mergers; uncertainties as to the timing of the mergers; competitive responses to the proposed mergers; costs and difficulties related to the integration of Atlas Energy’s and APL’s businesses and operations with TRC’s and TRP’s business and operations; the inability to obtain, or delays in obtaining, the cost savings and synergies contemplated by the mergers; uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; unexpected costs, charges or expenses resulting from the mergers; litigation relating to the mergers; the outcome of potential litigation or governmental investigations; the inability to retain key personnel; and any changes in general economic and/or industry specific conditions; and other risks, assumptions and uncertainties detailed from time to time in Atlas Energy’s, Atlas Resource Partners, L.P.’s and APL’s reports filed with the SEC, including quarterly reports on Form 10-Q, current reports on Form 8-K and annual reports on Form 10-K. Forward-looking statements speak only as of the date hereof, and we assume no obligation to update such statements, except as may be required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ATLAS ENERGY, L.P.

	By:	Atlas Energy GP, LLC, its general partner

February 23, 2015	By:	/s/ Sean McGrath
Sean McGrath
Chief Financial Officer

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